June 18, 2025

VIA SEDAR+

The Canadian Securities Administrators in each province and territory

The Toronto Stock Exchange

NexGen Energy Ltd. - Report of Voting Results

Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the 2025 Annual General and Special Meeting (the "Meeting") of the shareholders (the "Shareholders") of NexGen Energy Ltd. (the "Corporation") held on June 17, 2025.

Common Shares represented at the Meeting:	376,989,265
Total issued and outstanding Common Shares at the record date:	569,668,514
Percentage of issued and outstanding Common Shares represented:	66.18%

Business of the Meeting

1. Fixing the Number of Directors at nine. The shareholders approved, by a show of hands, the resolution to fix the number of directors at nine.  Proxies were received as follows:

For the Motion:	342,419,706 (90.83%)
Against the Motion:	34,569,356 (9.17%)
Total Shares Voted:	376,989,262 (66.18% of shares issued & outstanding as at the record date)

2. Election of Directors. The shareholders voted by way of ballot and the following nominees were elected as directors to serve until their successors are duly elected or appointed:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Leigh Curyer	340,185,606	99.40%	2,062,264	0.60%
Christopher McFadden	328,587,888	96.01%	13,659,980	3.99%
Richard Patricio	178,050,715	57.17%	133,393,362	42.83%
Sharon Birkett	340,874,774	99.60%	1,373,096	0.40%
Warren Gilman	278,012,002	81.29%	63,989,031	18.71%
Sybil Veenman	289,918,984	84.71%	52,328,886	15.29%
Karri Howlett	289,495,535	84.69%	52,331,283	15.31%
Bradley Wall	294,660,088	86.15%	47,383,105	13.85%
Ivan Mullany	223,720,847	65.53%	117,693,013	34.47%

3. Appointment of Auditors. The shareholders approved, by a show of hands, the re-appointment of KPMG LLP as auditors of the Corporation until the close of the next annual general meeting of shareholders and the directors were authorized to determine their remuneration.  Proxies were received as follows:

For the motion:	376,216,685 (99.80%)
Withheld:	768,596 (0.20%)
Total shares voted:	376,985,281 (66.18% of shares issued & outstanding as at the record date)

4. Continuation of Stock Option Plan. The shareholders voted by way of ballot and approved the continuation of the Corporation's Stock Option Plan, reducing the rolling maximum from 20% to 10% of outstanding common shares, as follows:

For the Motion:	239,471,259 (69.97%)
Against the Motion:	102,776,610 (30.03%)
Total Shares Voted:	342,247,869 (60.08% of shares issued & outstanding as at the record date)

NexGen Energy Ltd.

By: "Benjamin Salter"

 Benjamin Salter

 Chief Financial Officer